Enjoy S.A.
Rosario Norte 555, Piso 10
Las Condes – Santiago de Chile
Republic of Chile

September 28, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	Enjoy S.A.
Application for Qualification of Indenture on Form T-3
Filed July 16, 2020
File No. 022-29086

Ladies and Gentlemen:

Enjoy S.A., together with the co-applicants named in the above-referenced Form T-3, respectfully request that the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, enter an appropriate order declaring the above captioned Form T-3 effective as of 10:30am (Eastern Time) on Wednesday, September 30, 2020, or as soon thereafter as practicable.

Please contact Boris Dolgonos of Gibson, Dunn & Crutcher LLP at (212) 351-4046 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

*          *          *

Very truly yours,

ENJOY S.A.

		By:	/s/ Esteban Rigo-Righi
			Name:	Esteban Rigo-Righi
			Title:	Chief Financial Officer
cc:	Boris Dolgonos, Gibson, Dunn & Crutcher LLP